UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

TINTRI, INC.

(Name of Issuer)

Common Stock, $0.00005 par value per share

(Title of Class of Securities)

88770Q105

(CUSIP Number)

Karen M. King, Esq.

Silver Lake

2775 Sand Hill Road, Suite 100

Menlo Park, CA 94025

(650) 233-8120

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Daniel N. Webb, Esq.

Simpson Thacher & Bartlett LLP

2475 Hanover Street

Palo Alto, California 94304

(650) 251-5000

July 6, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 88770Q105

1.	Names of Reporting Persons. Silver Lake Kraftwerk Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,245,658
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,245,658
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,245,658
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 17.3%
14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. 88770Q105

1.	Names of Reporting Persons. Silver Lake Technology Investors Kraftwerk, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 162,792
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 162,792
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 162,792
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.5%
14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. 88770Q105

1.	Names of Reporting Persons. Silver Lake Technology Associates Kraftwerk, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,408,450
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,408,450
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,408,450
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 17.8%
14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. 88770Q105

1.	Names of Reporting Persons. SLTA Kraftwerk (GP), L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,408,450
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,408,450
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,408,450
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 17.8%
14.	Type of Reporting Person (See Instructions) OO

CUSIP NO. 88770Q105

1.	Names of Reporting Persons. Silver Lake Group, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,408,450
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,408,450
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,408,450
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 17.8%
14.	Type of Reporting Person (See Instructions) OO

Item 1.	Security and Issuer

This Schedule 13D (the “Schedule 13D”) relates to the Common Stock, par value $0.00005 per share (the “Common Stock”), of Tintri, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 303 Ravendale Drive, Mountain View, CA 94043.

Item 2.	Identity and Background

(a) and (f) This Schedule 13D is being filed jointly on behalf of the following persons (collectively, the “Reporting Persons”), each of which is a Delaware entity:

1.	Silver Lake Kraftwerk Fund, L.P. (“SLK”),

2.	Silver Lake Technology Investors Kraftwerk, L.P. (“SLTIK”, and together with SLK, the “Silver Lake Investors”),

3.	Silver Lake Technology Associates Kraftwerk, L.P. (“SLTA Kraftwerk”),

4.	SLTA Kraftwerk (GP), L.L.C. (“SLTA GP Kraftwerk”), and

5.	Silver Lake Group, L.L.C. (“SLG”).

The Reporting Persons have entered into an agreement of joint filing, a copy of which is attached hereto as Exhibit A.

(b) and (c) The general partner of SLK and SLTIK is SLTA Kraftwerk. The general partner of SLTA Kraftwerk is SLTA GP Kraftwerk. The managing member of SLTA GP Kraftwerk is SLG. Certain information concerning the identity and background of each of the managing members of SLG is set forth in Annex A attached hereto, which is incorporated herein by reference in response to this Item 2.

The principal business of each of SLK and SLTIK is to invest in securities. The principal business of SLTA Kraftwerk is to serve as the general partner of SLK and SLTIK and to manage investments through other partnerships and limited liability companies. The principal business of SLTA GP Kraftwerk is to serve as the general partner of SLTA Kraftwerk and to manage investments through other partnerships and limited liability companies. The principal business of SLG is to serve as the managing member of SLTA GP Kraftwerk and to manage investments through other partnerships and limited liability companies.

The principal office of each of the Reporting Persons is located at c/o Silver Lake, 2775 Sand Hill Road, Suite 100, Menlo Park, California 94025.

(d) and (e) None of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons listed on Annex A attached hereto has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

In July 2015, SLK and SLTIK purchased from the Issuer 1,475,551 and 45,792 shares of the Issuer’s Series F Convertible Preferred Stock (such amounts reflected after giving effect to the Issuer’s one-for-six reverse stock split in June 2017), respectively, for an aggregate purchase price of $67,000,004. The purchase of the securities was funded from general funds available to the Reporting Persons, including capital contributions from investors. On July 6, 2017, immediately prior to the consummation of the Issuer’s initial public offering (the “IPO”), SLK and SLTIK received 4,426,646 and 137,375 shares of the Issuer’s Common Stock, respectively, upon the automatic conversion of the Series F Convertible Preferred Stock.

On July 6, 2017, as part of the IPO, SLK and SLTIK purchased 819,012 and 25,417 shares of Common Stock, respectively, at the initial public offering price to the public of $7.00 per share for total consideration of $5,733,084 and $177,919, respectively, or $5,911,003 in the aggregate. The aggregate funds used in connection with the purchase were provided from general funds available to the Reporting Persons, including capital contributions from investors.

Item 4.	Purpose of the Transaction.

The information set forth in or incorporated by reference in Item 3 and Item 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.

Each of the Reporting Persons acquired the Common Stock for investment purposes.

Mr. Adam Grosser, Managing Director at Silver Lake Kraftwerk, currently serves as a member of the board of directors of the Issuer.

As described further in Item 6 below, the Silver Lake Investors are parties to a Note Purchase Agreement pursuant to which the Silver Lake Investors have agreed to purchase from the Issuer, at the Issuer’s election, one or more subordinated convertible promissory notes (“Convertible Notes”) having an aggregate maximum principal amount of $6,231,607.50, in the case of SLK, and $193,392.50, in the case of SLTIK. At any time on or after December 1, 2019, at the Issuer’s election, the Issuer may convert the amounts outstanding under the Convertible Notes held by the Silver Lake Investors, if any, into shares of Common Stock at a price of $7.00 per share, the offering price per share in the Issuer’s IPO.

Although no Reporting Person currently has any specific plan or proposal to sell the Common Stock and/or otherwise increase or decrease their investment in the Issuer, each Reporting Person, consistent with its investment purpose and subject to the agreements described in Item 6 below, at any time and from time to time may acquire additional shares of Common Stock or securities exercisable for or into shares of Common Stock or dispose of any or all of its shares of Common Stock (including, without limitation, distributing some or all of such shares of Common Stock to such Reporting Person’s members, partners, stockholders or beneficiaries, as applicable and in accordance with the agreements described in Item 6 below), depending upon an ongoing evaluation of its investment in the Common Stock, the price and availability of the Issuer’s securities, the Issuer’s business and the Issuer’s prospects, applicable legal restrictions, prevailing market conditions, other investment opportunities, tax considerations, liquidity requirements of such Reporting Person and/or other investment considerations. Subject to the terms of the Amended and Restated Investors’ Rights Agreement (described in Item 6 below), the Reporting Persons may request or demand a registration statement be filed by the Issuer and be made available and effective so that they may, if they later decide, deliver to the Issuer take-down notices in connection therewith or otherwise to sell shares of Common Stock utilizing such registration statement.

Each Reporting Person, solely in its capacity as a shareholder of the Issuer may engage in communications with one or more other shareholders or other securityholders of the Issuer, one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer and/or one or more representatives of the Issuer regarding the Issuer, including but not limited to its operations. Each of the Reporting Persons, in its capacity as a shareholder of the Issuer, may discuss ideas that, if effected, may relate to or result in any of the matters listed in Items 4(a)-(j) of Schedule 13D.

Other than as described above, none of the Reporting Persons nor, to the knowledge of each Reporting Person, any individuals listed in Annex A attached hereto, currently has any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a) through (j) of Schedule 13D, although the Reporting Persons may, at any time and from time to time, review or reconsider their position, change their purpose and/or formulate plans or proposals with respect thereto. As a result of these activities, one or more of the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management, or capital structure of the Issuer as a means of enhancing shareholder value. Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions described in Items 4(a) through (j) of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Items 2, 3 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 5.

(a) – (b) By virtue of the relationships and agreements among the Reporting Persons described herein, the Reporting Persons may be deemed to constitute a group within the meaning of Section 13(d)(5) of the rules and regulations promulgated by the Securities and Exchange Commission (the “Commission”) pursuant to the Securities Exchange Act of 1934 (the “Exchange Act”). As such, the Reporting Persons may be deemed to beneficially own an aggregate of 5,408,450 shares of Common Stock of the Issuer, which includes 5,245,658 shares of Common Stock held by SLK and 162,792 shares of Common Stock held by SLTIK, representing in the aggregate approximately 17.8% of the issued and outstanding shares of Common Stock of the Issuer.

The percentages of beneficial ownership in this Schedule 13D are based on 30,322,430 shares of Common Stock outstanding following the IPO, which reflects 21,750,430 shares of Common Stock outstanding as of May 31, 2017 (after giving effect to the conversion of all outstanding shares of the Issuer’s convertible preferred stock into shares of Common Stock and the repurchase by the Issuer of 589,624 shares of Common Stock on June 1, 2017) and the sale by the Issuer of 8,572,000 shares of Common Stock in the IPO, as reported in the Issuer’s prospectus filed with the Commission pursuant to Rule 424(b) on June 30, 2017.

Information with respect to the beneficial ownership of Common Stock by the individuals listed in Annex A is set forth in Annex A attached hereto and incorporated herein by reference in response to this Item 5.

(c) Except as set forth in Item 3 to this Schedule 13D, none of the Reporting Persons have effected any transaction in the Issuer’s Common Stock during the past 60 days.

(d) No one other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the securities of the Issuer reported on this Schedule 13D.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth or incorporated in Item 3 and Item 4 is incorporated by reference in its entirety into this Item 6.

Amended and Restated Investors’ Rights Agreement

The Silver Lake Investors are parties to an Amended and Restated Investors’ Rights Agreement dated as of July 24, 2015, as amended by the Omnibus Amendment dated June 1, 2017 (the “Rights Agreement”), with the Issuer and certain other investors of the Issuer (the “Other Investors”).

Pursuant to the Rights Agreement, the Silver Lake Investors and the Other Investors have the right to require the Issuer to register certain of their shares of Common Stock under the Securities Act of 1933, as amended (the “Securities Act”), or to participate in future registrations of securities by the Issuer, under the circumstances described below. If not otherwise exercised, the rights described below will expire five years following the completion of the IPO, following a change of control of the Issuer or, with respect to any party, at such time as such party holds less than one percent of the Issuer’s outstanding shares and is able to sell all of its shares pursuant to Rule 144 of the Securities Act in any 90-day period.

Subject to specified limitations set forth in the Rights Agreement, beginning six months after the effective date of the IPO, holders of at least 66 and 2/3% of the securities registrable under the Rights Agreement may request in writing that the Issuer register all or a portion of their registrable shares under the Securities Act if the total amount of registrable shares registered can reasonably be anticipated to have an aggregate offering price of at least $10 million, before deducting underwriter’s discounts and commissions related to the issuance. The Issuer is required to effect up to three registrations pursuant to this provision. Subject to specified limitations set forth in the Rights Agreement, the Issuer may delay filing a registration statement pursuant to this provision for up to 90 days on no more than one occasion in any 12-month period.

In the event that the Issuer proposes to register any of its shares under the Securities Act, either for its own account or for the account of other security holders, each holder of registrable shares under the Rights Agreement is entitled to notice of such registration and is entitled to certain “piggyback” registration rights allowing it to include its shares in such registration, subject to certain marketing and other limitations. Any such limitations on the number of registrable securities that may be included by such holders must be on a pro-rata basis.

If the Issuer is eligible to file a registration statement on Form S-3, the holders of a majority of the registrable securities under the Rights Agreement may request in writing that the Issuer file a shelf registration statement to permit the sale or distribution of all or a portion of their registrable shares if the proposed aggregate offering price of the registrable shares to be registered by the holders requesting registration is at least $1.0 million, subject to the exceptions set forth in the Rights Agreement. The Issuer is required to effect up to two registrations on Form S-3 pursuant to this provision in any 12-month period and, subject to specified limitations set forth in the Rights Agreement, the Issuer may delay filing a registration statement for 90 days pursuant to this provision on no more than one occasion in any 12-month period.

The foregoing description of the Rights Agreement is qualified in its entirety by reference to the Rights Agreement and the Omnibus Amendment which are filed as Exhibits B and C, respectively, to this Schedule 13D and incorporated by reference herein.

Note Purchase Agreement

The Silver Lake Investors are parties to a Note Purchase Agreement dated as of May 4, 2017, as amended by Amendment No. 1 to the Note Purchase Agreement dated as of July 6, 2017 (the “Note Purchase Agreement”), with the Issuer and certain other investors of the Issuer.

Pursuant to the Note Purchase Agreement, the Silver Lake Investors have agreed to purchase from the Issuer, at the Issuer’s election, one or more Convertible Notes having an aggregate maximum principal amount of $6,231,607.50, in the case of SLK, and $193,392.50, in the case of SLTIK. If and when issued, the Convertible Notes will have an interest rate of 8.0% per annum and will mature 540 days from the date of issuance. At any time on or after December 1, 2019, at the Issuer’s election, the Issuer may convert the amounts outstanding under the Convertible Notes held by the Silver Lake Investors, if any, into shares of Common Stock at a price of $7.00 per share, the offering price per share in the Issuer’s IPO. The obligations of the Issuer to issue and the Silver Lake Investors to purchase Convertible Notes will expire upon the earliest to occur of (i) December 31, 2019; (ii) a change of control of the Issuer; or (iii) upon written agreement of the Issuer and investors holding 66 and 2/3% of the aggregate principal amount of Convertible Notes issuable under the Note Purchase Agreement. As of the date hereof, the Silver Lake Investors have not purchased any Convertible Notes.

The foregoing description of the Note Purchase Agreement is qualified in its entirety by reference to the Note Purchase Agreement and Amendment No. 1 to the Note Purchase Agreement which are filed as Exhibits D and E, respectively, to this Schedule 13D and incorporated by reference herein.

Lock-Up Agreement

In connection with the IPO, the Issuer, each of the Silver Lake Investors and certain officers, directors and other investors of the Issuer entered into a lock-up agreement and agreed that, without the prior written consent of Morgan Stanley & Co. LLC on behalf of the underwriters, such persons will not, during the period ending 180 days after the date of the prospectus relating to the IPO: (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock beneficially owned, as such term is used in Rule 13d-3 of Exchange Act, by the locked-up party or any securities convertible into or exercisable or exchangeable for shares of Common Stock; or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Stock, in each case, whether any such transaction described above is to be settled by delivery of Common Stock or such other securities, in cash or otherwise. In addition, each such person agreed that, without the prior written consent of Morgan Stanley & Co. LLC on behalf of the underwriters, no such person will, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any shares of Common Stock or any security convertible into or exercisable or exchangeable for Common Stock.

The foregoing description of the lock-up agreement is qualified in its entirety by reference to the lock-up agreements, which are filed as Exhibits F and G to this Schedule 13D and incorporated by reference herein.

Item 7.	Material to Be Filed as Exhibits

A.	Agreement of Joint Filing by and among the Reporting Persons

B.	Amended and Restated Investors’ Rights Agreement dated as of July 24, 2015, between the Issuer, the Silver Lake Investors and the other parties thereto (incorporated by reference to Exhibit 4.1 to the Issuer’s Registration Statement on Form S-1 filed on June 1, 2017)

C.	Omnibus Amendment dated as of June 1, 2017 between the Issuer, the Silver Lake Investors and the other parties thereto (incorporated by reference to Exhibit 10.15 to the Issuer’s Registration Statement on Form S-1 filed on June 1, 2017)

D.	Note Purchase Agreement, dated May 4, 2017, between the Issuer, the Silver Lake Investors and the other parties thereto (incorporated by reference to Exhibit 10.16 to the Issuer’s Registration Statement on Form S-1 filed on June 29, 2017)

E.	Amendment No. 1 to Note Purchase Agreement, effective as of July 6, 2017, between the Issuer, the Silver Lake Investors and the other parties thereto

F.	Lock-Up Agreement of Silver Lake Kraftwerk Fund, L.P. dated as of March 10, 2017

G.	Lock-Up Agreement of Silver Lake Technology Investors Kraftwerk, L.P. dated as of March 10, 2017

Signatures

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: July 17, 2017

Silver Lake Kraftwerk Fund, L.P.
By:	Silver Lake Technology Associates Kraftwerk, L.P., its general partner
By: SLTA Kraftwerk (GP), L.L.C., its general partner

By:	/s/ Adam Grosser
Name: Adam Grosser
Title: Managing Director

Silver Lake Technology Investors Kraftwerk, L.P.
By:	Silver Lake Technology Associates Kraftwerk, L.P., its general partner
By: SLTA Kraftwerk (GP), L.L.C., its general partner

By:	/s/ Adam Grosser
Name: Adam Grosser
Title: Managing Director

Silver Lake Technology Associates Kraftwerk, L.P.
By:	SLTA Kraftwerk (GP), L.L.C., its general partner

By:	/s/ Adam Grosser
Name: Adam Grosser
Title: Managing Director

SLTA Kraftwerk (GP), L.L.C.

By:	/s/ Adam Grosser
Name: Adam Grosser
Title: Managing Director

Silver Lake Group, L.L.C.

By:	/s/ Karen M. King
Name: Karen M. King
Title: Managing Director and Chief Legal Officer

Annex A

The following sets forth the name and principal occupation of each of the managing members of Silver Lake Group, L.L.C. Other than Mr. Durban, who is a citizen of Germany, each of such persons is a citizen of the United States.

Silver Lake Group, L.L.C.

Name	Business Address	Principal Occupation

Michael Bingle	c/o Silver Lake 9 West 57th Street, 32nd Floor New York, New York 10019	Managing Director and Managing Member of Silver Lake Group, L.L.C.

James Davidson	c/o Silver Lake 2775 Sand Hill Road, Suite 100 Menlo Park, California 94025	Co-Founder, Managing Director and Managing Member of Silver Lake Group, L.L.C.

Egon Durban	c/o Silver Lake 2775 Sand Hill Road, Suite 100 Menlo Park, California 94025	Managing Director and Managing Member of Silver Lake Group, L.L.C.

Kenneth Hao	c/o Silver Lake 2775 Sand Hill Road, Suite 100 Menlo Park, California 94025	Managing Director and Managing Member of Silver Lake Group, L.L.C.

Greg Mondre	c/o Silver Lake 9 West 57th Street, 32nd Floor New York, New York 10019	Managing Director and Managing Member of Silver Lake Group, L.L.C.

None of the persons listed above beneficially owns any Common Stock of the Issuer or has engaged in any transactions in Common Stock in the previous 60 days.

EXHIBIT INDEX

A.	Agreement of Joint Filing by and among the Reporting Persons

B.	Amended and Restated Investors’ Rights Agreement dated as of July 24, 2015, between the Issuer, the Silver Lake Investors and the other parties thereto (incorporated by reference to Exhibit 4.1 to the Issuer’s Registration Statement on Form S-1 filed on June 1, 2017)

C.	Omnibus Amendment dated as of June 1, 2017 between the Issuer, the Silver Lake Investors and the other parties thereto (incorporated by reference to Exhibit 10.15 to the Issuer’s Registration Statement on Form S-1 filed on June 1, 2017)

D.	Note Purchase Agreement, dated May 4, 2017, between the Issuer, the Silver Lake Investors and the other parties thereto (incorporated by reference to Exhibit 10.16 to the Issuer’s Registration Statement on Form S-1 filed on June 29, 2017)

E.	Amendment No. 1 to Note Purchase Agreement, effective as of July 6, 2017, between the Issuer, the Silver Lake Investors and the other parties thereto

F.	Lock-Up Agreement of Silver Lake Kraftwerk Fund, L.P. dated as of March 10, 2017

G.	Lock-Up Agreement of Silver Lake Technology Investors Kraftwerk, L.P. dated as of March 10, 2017